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                                  Exhibit 1.1


           English Translation of the Amended Articles of Association
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                             ARTICLES OF ASSOCIATION

                                       FOR

                                    NERA ASA


                                    SECTION 1


The name of the company is Nera ASA. The company shall be a public limited company.


                                    SECTION 2


The registered office of the company is in Bergen.


                                    SECTION 3

The object of the company is commerce and industry, to own, operate or take interests in industrial enterprises, real estate or building projects, and to operate or in a similar manner to take interests in enterprises which are connected with or may be expected to support the company's other activities.


                                    SECTION 4

The share capital is NOK 247,058,742 divided into 123,529,371 shares of NOK 2 fully paid up. The shares shall be registered in the Norwegian Registry of Securities.


                                    SECTION 5

The Board of Directors shall have a minimum of five and a maximum of nine members. The company is committed by the joint signatures of the chairman of the Board and one other Board member. No one may be elected or re-elected to the Board of Directors after reaching 70 years of age.


                                    SECTION 6

The Corporate Assembly consists of twelve members.

Two thirds of the members with deputy members are elected by the General Meeting, while one third of the members with deputy members are elected by and from among the employees.

No one may be elected or re-elected to the Corporate Assembly after reaching 70 years of age.
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The Corporate Assembly shall:

         a) based on recommendations from the Board of Directors, decide on matters relating to investments which are significant in relation to the company's resources, or concerning rationalisation or reorganisation of the company's operations which would result in a major change in or reallocation of the work force,

         b)       elect the members of the Board of Directors and its chairman,

         c)       determine Board remuneration,

         d) submit a recommendation to the General Meeting concerning the profit and loss account and balance sheet, including the consolidated profit and loss account and balance sheet, as submitted by the Board of Directors, as well as the Board's proposed allocation of the profit or coverage of the loss,

         e) deal with other matters which under the Companies Act (Norway) pertain to the Corporate Assembly.

                                    SECTION 7

         The following matters shall be dealt with and decided by the ordinary General Meeting:

         a) Adoption of the profit and loss account and balance sheet, including application of the profit for the year or coverage of the loss for the year.

         b)       The payment of dividends.

         c) Adoption of the consolidated profit and loss account and the consolidated balance sheet.

         d) Other matters mentioned in the notice of meeting and/or matters which by law or under these Articles of Association pertain to the General Meeting.


Certified translation from Norwegian

Government Authorised Translator